VIA FASCIMILE (703) 813-6963

August 11, 2008


Ethan Horowitz, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

     Re: Eight Dragons Co.
         Form 10K-SB for Fiscal Year Ended
         December 31, 2007
         Filed February 1, 2008
         File No. 000-28453

Dear Mr. Horowitz,

Pursuant to our recent conversation regarding Eight Dragons Co.'s 10K-SB filing referenced above, the proposed language for Item 8A in the amended 10K-SB to be filed in response to your July 31, 2008 letter is as follows:

"ITEM 8A - CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the date of this filing, an evaluation of the effectiveness of the design and operation of Eight Dragons Company's disclosure controls and procedures was carried out under the supervision and with the participation of management, including our Chief Executive and Financial Officer. Based upon that evaluation, our Chief Executive and Financial Officer concluded that the Company's disclosure controls and procedures are effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out the evaluation.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

Ethan Horowitz
Page 2
8/11/2008


accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that are intended to (1) pertain to the maintenance of records that , in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of the Company's internal control over financial reporting is as of the year ended December 31, 2007. We believe that internal control over financial reporting is effective. We have not identified any current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our internal control over financial reporting that occurred during quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

Thank you again for your courtesies in this matter.

Very truly yours,


/s/ Steven L. Siskind
----------------------------
Steven L. Siskind
SLS/wy

cc: Glenn A. Little